Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Mourns the Sudden Passing of Board Director and Audit Committee Chairman Thomas Gurnee

BEIJING, August 18, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN) is saddened to announce today that Thomas Gurnee, its long-time Independent Director and Audit Committee Chairman, passed away from illness.

Mr. Yong Zhang, Chairman of Xinyuan, said, "It is with great sadness that I announce the passing of my friend and colleague Thomas Gurnee. Thomas had served as our Board of Directors since 2007 and was also the chairman of our Audit Committee. We greatly appreciate his support of the Company, as well as the advice and counsel provided to us over the years. On behalf of the Board of Directors and all Xinyuan employees, we would like to extend our deepest condolences to the Gurnee family."

The Company’s Board of Directors implemented the emergency succession plan and has appointed Yifan(Frank) Li, Independent Director and Audit Committee Member of Xinyuan, as Audit Committee Chairman.

Thomas Gurnee was appointed to the Board of Directors of the Company in December 2007 and from February 2009 through October 2013 served as the Chief Financial Officer. In 2015, Mr. Gurnee was appointed as Audit Committee Chair. Mr. Gurnee is owner and manager of Chalet Development LLC, a U.S.-based real estate company. From 2006-2008, Mr. Gurnee was the Chief Financial Officer of GEM Services Inc., a semiconductor contract manufacturer based in China. Prior to that, Mr. Gurnee served as the President of Globitech Inc., a Texas-based epitaxial semiconductor wafer manufacturer, the Chief Financial Officer of Artest Inc., a California-based semiconductor test subcontractor, and the Chief Financial Officer of Sohu.com (NASDAQ: SOHU), a Beijing-based internet portal. Mr. Gurnee obtained his bachelor’s degree from Stanford University and master’s degree in business administration from the University of Santa Clara.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Investor Contact:

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com